UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15046073

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 2 2015

SEC FILE NUMBER
8-68523

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SQN Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street, 28th Floor
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ponticello (212)-422-2166
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza (Address) New York (City) NY (State) 10019 (Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael Ponticello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SQN Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARGERY NELL MURRIEL
Notary Public, State of New York
No. 01MU6247130
Qualified in Kings County
Commission Expires August 22, 2015

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SQN Securities LLC

Contents
Year Ended December 31, 2014

Financial Statements

BAKER TILLY

Baker Tilly Virchow Krause, LLP
One Penn Plaza, Ste 3000
New York, NY 10119
tel 212 697 6900
fax 212 490 1412
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
SQN Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of SQN Securities LLC as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of SQN Securities LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SQN Securities LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in pages 10 - 11 has been subjected to audit procedures performed in conjunction with the audit of SQN Securities LLC's financial statements. The supplemental information is the responsibility of SQN Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

New York, New York
February 27, 2015

SQN Securities LLC

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
December 31, 2014

ASSETS		
Cash	$	91,885
Prepaid Expenses		25,716
TOTAL ASSETS	$	117,601
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Accounts Payable and Accrued Expenses	$	72,110
MEMBERS' EQUITY		45,491
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	117,601

See Report of Independent Registered Public Accounting Firm
Notes to Financial Statements.

SQN Securities LLC

(A LIMITED LIABILITY COMPANY)
Statement of Operations
Year Ended December 31, 2014

REVENUE:		
Fee Income	$	543,990
OPERATING EXPENSES:		
Salaries, commissions and related costs		349,225
Dues and subscriptions		32,486
Professional fees		45,075
Marketing Fees		85,471
Office and other expenses		25,290
Regulatory fees		4,500
Insurance		8,627
Travel expenses		371
Telephone		420
Total operating expenses		551,465
NET LOSS	$	(7,475)

See Report of Independent Registered Public Accounting Firm
Notes to Financial Statements.

SQN Securities LLC

(A LIMITED LIABILITY COMPANY)
Statement of Changes in Members' Equity
Year Ended December 31, 2014

MEMBERS' EQUITY, JANUARY 1, 2014	$	62,216
Net loss		(7,475)
Members' contributions		25,750
Members' distributions		(35,000)
MEMBERS' EQUITY, DECEMBER 31, 2014	$	45,491

See Report of Independent Registered Public Accounting Firm
Notes to Financial Statements.

SQN Securities LLC

(A LIMITED LIABILITY COMPANY)
Statement of Cash Flows
Year Ended December 31, 2014

OPERATING ACTIVITIES:		
Net loss	$	(7,475)
Adjustments to reconcile net loss to net cash provided by operating activities		
Decrease in receivables		10,797
Increase in prepaid expenses		(1,010)
Increase in accounts payable and accrued expenses		52,899
Net cash provided by operating activities		55,211
FINANCING ACTIVITIES:		
Contributions by members		25,750
Distributions to members		(35,000)
Net cash used in financing activities		(9,250)
NET INCREASE IN CASH		45,962
CASH AT BEGINNING OF YEAR		45,923
CASH AT END OF YEAR	$	91,885

See Report of Independent Registered Public Accounting Firm
Notes to Financial Statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Organization and Nature of Business

SQN Securities, LLC (the "LLC") was formed on January 14, 2010 as a Delaware limited liability company and is a majority-owned subsidiary of SQN Capital Management, LLC ("Management"). The LLC is a registered broker dealer, a member of the Financial Industry Regulatory Authority, Inc. and is exempt from the requirements of rule 15c3-3 of the Securities and Exchange Commission (the "SEC") since the LLC does not take custody of any customer funds or securities. The LLC's primary business activity is to underwrite and sell equity interests in publicly registered equipment leasing programs sponsored by Management.

2. Significant Accounting Policies

Basis of Accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and cash equivalents - The LLC considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The LLC's cash and cash equivalents are held principally in a single financial institution and at times may exceed federally insured limits. The LLC has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Revenue recognition - The LLC earns revenue equal to 3% of the dollar value of units of limited partnership interests of SQN Alternative Fund IV sold during the year.

Income taxes – The LLC is taxed as a partnership and no provision for income taxes is recorded since the liability for such taxes is that of each of the Members' rather than the LLC. The LLC's income tax returns are subject to examination by the federal and state taxing authorities, and changes, if any, could adjust the individual income tax of the Members.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Uncertain tax positions - The LLC has the provisions of *Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position")*. Uncertain Tax Position prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The LLC has evaluated its tax position for the year ended December 31, 2014, and does not expect any material adjustments to be made. The tax years 2014, 2013, 2012, and 2011 remain open to examination by the major taxing jurisdictions to which the LLC is subject.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

For the year ended December 31, 2014, the LLC earned $543,990 as revenue for its services as selling agent for SQN Alternative Investment Fund IV L.P.
SQN Alternative Investment Fund IV L.P.

4. Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2014, the LLC had net capital of $19,775 which was $14,775 in excess of its required net capital of $5,000. The LLC's ratio of aggregate indebtedness to net capital was 365%.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

5. Indemnifications

In the normal course of its business, the LLC indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the LLC. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The LLC provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The LLC may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Subsequent Events

The LLC has evaluated all subsequent events from the date of the balance sheet through February 27, 2015, which represents the date these financial statements are available to be issued. There were no events or transactions occurring during the subsequent event reporting period which require recognition or disclosure in the financial statements.

7. Customer Concentration

The LLC has one customer, SQN Alternative Investment Fund IV L.P. that represents 100% of total revenue.

SQN Securities LLC

(A LIMITED LIABILITY COMPANY)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Year Ended December 31, 2014

SCHEDULE 1

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	45,491
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		(25,716)
NET CAPITAL	$	19,775
AGGREGATE INDEBTEDNESS:		
Account Payable and Accrued Expenses	$	72,110
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required		5,000
Excess net capital	$	14,775
Excess net capital at 1,000 percent	$	12,564
Percentage of aggregate indebtedness to net capital		364.65%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014.

February 27, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

To Whom It May Concern:

SQN Securities, LLC claims exemption from Rule 15c3-3 under SEA Rule 15c3-3 section (k) paragraph 2(i) for the period from January 1 – December 31, 2014. Paragraph 2 states "The provisions of this rule shall not be applicable to a broker or dealer who carries margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and it customers through one or more bank accounts each designed as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)"." To our best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Kind Regards,

Michael Ponticello
President
SQN Securities, LLC

BAKER TILLY

Baker Tilly Virchow Krause, LLP
One Penn Plaza, Ste 3000
New York, NY 10119
tel 212 697 6900
fax 212 490 1412
bakertilly.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Management of
SQN Securities LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by SQN Securities LLC (the "Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). SQN Securities LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

Procedures performed:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences.
2. Compared the amounts reflected in the audited Form X-17A-5 for the year ended December 31, 2014 with amounts reported in the Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and workpapers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties, and is not intended to be and should not be used by anyone other than the specified parties.

Baker Tilly Virchow Krause, LLP

New York, New York
February 27, 2015